April 23, 2018

VIA EDGAR SUBMISSION

Mr. Craig Arakawa

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Foresight Energy LP
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 7, 2018
File No. 001-36503

Dear Mr. Arakawa:

We are in receipt of your comment letter dated April 11, 2018, regarding Foresight Energy LP’s March 7, 2018 Form 10-K filing. As discussed with Ms. Joanna Lam, we are requesting an additional 15 business days to respond due to time constraints associated with the filing of our Form 10-Q for the quarter ended March 31, 2018. As a result, we will submit our response letter by May 16, 2018.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (314) 932-6108 with any questions you may have.

Very truly yours,

/s/ Jeremy J. Harrison

Jeremy J. Harrison

Chief Accounting Officer